UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. )*

Higher One Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42983D104
(CUSIP Number)

Brave Warrior Advisors, LLC 12 East 49th Street, 14th Floor New York, New York 10017 (212) 421-9760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brave Warrior Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,638,837

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,638,837

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,638,837

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	42983D104

Item 1.	Security and Issuer.

The name of the issuer is Higher One Holdings, Inc. (the "Issuer").  The address of the Issuer's offices is 115 Munson Street, New Haven, Connecticut 06511.  This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed by Brave Warrior Advisors, LLC (the “Reporting Person”).

The Reporting Person is a Delaware limited liability company with its principal business address at 12 East 49th Street, 14th Floor, New York, New York 10017.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the advisory accounts over which the Reporting Person exercises investment discretion.

No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired its Shares of the Issuer for investment.  The Reporting Person evaluates its investment in the Shares on a continual basis.  The Reporting Person has no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Person will be meeting with members of the Issuer’s Board of Directors (the “Board”) regarding its dissatisfaction with the actions of the Board and its oversight of the management of the Issuer and to discuss alternatives that the Issuer could employ to increase shareholder value.  Additionally, the Reporting Person reserves the right to be in further contact with the Board following the meeting and to contact members of the Issuer's management, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Person reserves the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others including potential changes to the Issuer’s management or the Board.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,638,837 (9.9%) of the Issuer, based upon the 46,995,171 Shares outstanding as of August 6, 2013, according to the Issuer.

The Reporting Person has the sole power to vote or direct the vote of 4,638,837 Shares to which this filing relates.  The Reporting Person has the shared power to vote or direct the vote of 0 Shares to which this filing relates.

The Reporting Person has the sole power to dispose or direct the disposition of 4,638,837 to which this filing relates.  The Reporting Person has the shared power to dispose or direct the disposition of 0 Shares, to which this filing relates.

The transactions effected in the Shares during the last 60 days by the Reporting Person are set forth on Exhibit A, and each transaction was an open-market transaction.

The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	A description of the transactions in the Shares that were effected by the Reporting Person during the last 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2013
(Date)

Brave Warrior Advisors, LLC
By: /s/ Glenn Greenberg

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Transaction	Date	Shares	Price

SALE	07/29/13	15,900	10.90
SALE	07/31/13	21,000	10.91
SALE	08/01/13	36,500	10.91
SALE	08/02/13	10,000	10.86
SALE	08/06/13	6,800	10.75
SALE	08/07/13	25,000	10.75
SALE	08/08/13	13,100	10.50
SALE	08/20/13	27,775	8.64
SALE	08/21/13	30,100	8.46
SALE	08/22/13	67,800	8.39
SALE	08/23/13	233,600	8.36
SALE	08/26/13	49,000	8.35
SALE	08/28/13	17,392	7.77
SALE	09/03/13	6,000	7.23
SALE	09/04/13	14,810	7.18
SALE	09/11/13	20,000	7.55
SALE	09/12/13	40,000	7.33
SALE	09/16/13	8,000	7.21
SALE	09/18/13	4,000	7.19
SALE	09/20/13	12,000	7.16
SALE	09/23/13	8,564	7.00

SK 12720 0002 1416820